

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2010

Mr. Mark A. Sirgo
President and Chief Executive Officer
BioDelivery Sciences International, Inc.
801 Corporate Center Drive, Suite #210
Raleigh, NC 27607

Re: **BioDelivery Sciences International, Inc.**
       Form 10-K for the Fiscal Year Ended December 31, 2009
       File No. 001-31361

Dear Mr. Sirgo:

        We have completed our review of your filing and do not have any further comments at
this time.

                                        Sincerely,

                                        Melissa N. Rocha
                                        Accounting Branch Chief